    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 28, 2005

                                                  REGISTRATION NO. 333-_________

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM S-3

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                           --------------------------

                       MEDIA SCIENCES INTERNATIONAL, INC.
               (Exact name of registrant as specified in charter)

                                    DELAWARE
            (State or jurisdiction of incorporation or organization)

                                   87-0475073
                     (I.R.S. Employer Identification Number)

                                 8 ALLERMAN ROAD
                            OAKLAND, NEW JERSEY 07436
                                  201-236-9311
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                MICHAEL W. LEVIN
                      CHIEF EXECUTIVE OFFICER AND PRESIDENT
                       MEDIA SCIENCES INTERNATIONAL, INC.
                                 8 ALLERMAN ROAD
                            OAKLAND, NEW JERSEY 07436
                                  201-236-9311
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                          Copies of communications to:

                                DAN BRECHER, ESQ.
                           LAW OFFICES OF DAN BRECHER
                           99 PARK AVENUE, 16TH FLOOR
                             NEW YORK NEW YORK 10016
                                  212-286-0747

        Approximate date of commencement of proposed sale to the public:
From time to time on or after the effective date of this registration statement.

                           --------------------------

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of
1933, as amended, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE

---------------------------  --------------  ----------------  ------------------  ------------
                                             Proposed maximum   Proposed maximum    Amount of
  Title of each class of      Amount to be    offering price   aggregate offering  registration
securities to be registered  registered (1)   per share (2)         price (2)       fee (1)(3)
---------------------------  --------------  ----------------  ------------------  ------------

Common stock, par value
$.001                             3,856,354             $2.10       $8,098,343.40       $953.18
---------------------------  --------------  ----------------  ------------------  ------------

Common stock, par value
$.001, underlying warrants        1,024,000             $2.10       $2,150,400.00       $253.10
---------------------------  --------------  ----------------  ------------------  ------------

Common stock, par value
$.001, underlying options           825,000             $2.10       $1,732,500.00       $203.92
---------------------------  --------------  ----------------  ------------------  ------------

Total                             5,705,354                        $11,981,243.40     $1,410.20
---------------------------  --------------  ----------------  ------------------  ------------

(1)  Pursuant to Rule 429 of the Securities Act, this is a combined registration statement that covers 4,350,754 shares being carried forward from the
     Registrant's Registration Statement No. 333-112340 and 1,354,600 shares being carried forward from the Registrant's Registration Statement No.
     333-117779.
(2)  Estimated solely for the purpose of computing the registration fee pursuant to Rule 457(c) under the Securities Act. The proposed maximum offering price per share is based upon the average of the high and low prices for a share of common stock of the registrant, as reported on the American Stock
     Exchange on January 26, 2005.
(3)  A registration fee of $672.64 is being submitted in connection with this registration statement, as the total filing fee due for the current registration statement of $1,410.20 is being offset by an aggregate registration fee of $737.56 being carried over from Media Sciences
     International, Inc.'s Registration Statement 333-112340, filed on January
     30, 2004, and Registration Statement No. 333-117779, filed on July 30,
     2004. The registrant previously paid a registration fee of $1,156.92 in connection with the registration of 8,533,839 shares at a proposed maximum aggregate offering price of $9,131,207.73 on Registration Statement No.
     333-112340. From Registration Statement No. 333-112340, 4,350,754 shares, at the then proposed maximum aggregate offering price of $4,673,764.28, are being carried forward, and $428.63 of the associated filing fee previously paid of $589.83 are being offset against the current filing fee.
     Registration Statement No. 333-112340 was a combined registration statement for which a filing fee of $428.63 was paid on January 30, 2004 and the balance of the filing fee was carried forward from a prior registration statement on Registration Statement No. 333-83668. Registration fees of
     $161.20 paid in connection with Registration Statement No. 333-83668 are not being offset against the current filing fee. The registrant previously paid a registration fee of $330.69 in connection with the registration of
     1,450,000 shares at a proposed maximum aggregate offering price of
     $2,610,000 on Registration Statement No. 333-117779. From Registration
     Statement No. 333-117779, 1,354,600 shares, at the then proposed maximum aggregate offering price of $2,439,280 are being carried forward, and the associated filing fee of $308.93 previously paid are being offset against the current filing fee.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES
AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE
A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT
SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE
SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME
EFFECTIVE ON SUCH DATE AS THE COMMISSION ACTING PURSUANT TO SAID SECTION 8(A),
MAY DETERMINE.

PURSUANT TO RULE 429, THIS REGISTRATION STATEMENT CONTAINS A COMBINED PROSPECTUS
THAT COVERS 4,350,754 SHARES BEING CARRIED FORWARD FROM THE REGISTRANT'S
REGISTRATION STATEMENT NO. 333-112340 AND 1,354,600 SHARES BEING CARRIED FORWARD
FROM THE REGISTRANT'S REGISTRATION STATEMENT NO. 333-117779.

IN ACCORDANCE WITH THE REGISTRANT'S UNDERTAKING SET FORTH IN REGISTRATION
STATEMENT NO. 333-112340 AND REGISTRATION STATEMENT NO. 333-117779, EFFECTIVE AS
OF THE DATE AND TIME THIS REGISTRATION STATEMENT IS DECLARED EFFECTIVE, THE
REGISTRANT HEREBY DEREGISTERS SUCH SHARES OF ITS COMMON STOCK THAT WERE
REGISTERED ON THOSE REGISTRATION STATEMENTS BUT WERE NOT SOLD UNDER THOSE
REGISTRATION STATEMENTS AND ARE NOT BEING CARRIED FORWARD ONTO THIS REGISTRATION
STATEMENT.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THE
SELLING STOCKHOLDER MAY NOT SELL THESE SECURITIES UNTIL THIS REGISTRATION
STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS
PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN
OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT
PERMITTED.

                  SUBJECT TO COMPLETION, DATED JANUARY 28, 2005

PRELIMINARY PROSPECTUS

                       MEDIA SCIENCES INTERNATIONAL, INC.

                        5,705,354 SHARES OF COMMON STOCK

This prospectus relates only to the resale of 5,705,354 shares of common stock of Media Sciences International, Inc., a Delaware corporation, that may be offered and sold from time to time by the selling stockholders identified in this prospectus, of which:

     o    2,806,354 shares of common stock were issued in connection with the conversion and exchange of formerly outstanding shares of series A convertible preferred stock and as dividend payments on the preferred stock;
     o    1,000,000 shares of common stock were sold to a person in a private securities transaction with us;
     o    50,000 shares were issued in connection with the exercise of warrants;
     o    1,024,000 shares of common stock underlie warrants to purchase shares of our common stock; and
     o    825,000 shares of common stock underlie stock options granted to employees to purchase shares of our common stock.

We will not receive any of the proceeds from the sale of the shares of common stock by the selling stockholders. However, we may receive proceeds from the exercise of warrants and options. The selling stockholders will pay all brokerage fees and commissions and similar sale-related expenses. We are paying expenses relating to the registration of the shares with the Securities and
Exchange Commission.

The shares may be offered and sold, from time to time, by the selling stockholders. The selling stockholders may from time to time sell their shares of common stock to or through one or more underwriters, directly to other purchasers or through agents, in ordinary brokerage transactions, in negotiated transactions or otherwise, at market prices prevailing at the time of sale, at prices related to the then-prevailing market price or at negotiated prices.

Our common stock is quoted on the American Stock Exchange under the symbol
"GFX". On January 26, 2005, the last reported sale price for a share of our common stock on the American Stock Exchange was $2.06.

SEE "RISK FACTORS" BEGINNING ON PAGE 4 FOR A DISCUSSION OF CERTAIN FACTORS THAT
SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES
COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS
PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A
CRIMINAL OFFENSE.

YOU SHOULD RELY ONLY ON THE INFORMATION PROVIDED IN THIS PROSPECTUS OR
INCORPORATED BY REFERENCE. WE HAVE NOT AUTHORIZED ANYONE ELSE TO PROVIDE YOU
WITH DIFFERENT INFORMATION. NEITHER WE, NOR ANY OTHER PERSON ON OUR BEHALF, IS
MAKING AN OFFER TO SELL OR SOLICITING AN OFFER TO BUY ANY OF THE SECURITIES
DESCRIBED IN THIS PROSPECTUS IN ANY STATE WHERE THE OFFER IS NOT PERMITTED BY
LAW. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS IS ACCURATE
AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THIS PROSPECTUS. THERE MAY
HAVE BEEN CHANGES IN OUR AFFAIRS SINCE THE DATE OF THE PROSPECTUS.

                      Prospectus dated [________ __], 2005

                                TABLE OF CONTENTS

                                                                         Page
                                                                         ----

Prospectus Summary                                                         3
Risk Factors                                                               4
Forward-Looking Statements                                                 7
Use of Proceeds                                                            7
Selling Stockholders                                                       8
Plan of Distribution                                                      14
Legal Matters                                                             15
Experts                                                                   15
Indemnification                                                           15
Incorporation of Certain Documents by Reference                           15
Where You Can Find More Information                                       16

                               PROSPECTUS SUMMARY

You should read the entire prospectus carefully, especially the risks of investing in our common stock discussed under "Risk Factors." In addition, you should also read the documents we have referred you to in "Incorporation of
Certain Documents by Reference" on page 16 for information on our company and our financial statements.

ABOUT MEDIA SCIENCES INTERNATIONAL, INC.

We are a manufacturer of supplies for business color printers. We operate through two wholly-owned subsidiaries.

Our wholly-owned subsidiary, Media Sciences, Inc., manufactures and distributes printer supplies, including solid ink sticks and toner cartridges for use in
Tektronix, Xerox, QMS-Minolta, Epson, Ricoh and other color printers. We intend to grow this business through an expansion of our product line, expansion of our distribution channels, through our INKlusive free color printer program and through demand creation marketing activities. While we primarily sell our supplies through an international distribution channel, we also sell supplies directly to certain end users through our INKlusive program.

Our wholly-owned subsidiary, Cadapult Graphic Systems, Inc., sells supplies directly to certain end users through our INKlusive color printer program and to those with whom we have a historical relationship.

We are a Delaware corporation. Our principal corporate office is located at 40
Boroline Road, Allendale, New Jersey 07401. Our telephone number is
201-236-9311. Our web site address is www.mediasciences.com.

THE OFFERING

Total shares outstanding                10,048,544 shares of common stock

Total shares to be outstanding          11,897,544 shares of common stock,
after the offering                      assuming the issuance of shares
                                        underlying all stock options and
                                        warrants included in this prospectus

Common stock offered for resale         5,705,354 shares of common stock, of
to the public                           which:

                                        o  2,806,354 shares of common stock were
                                           issued in connection with the
                                           conversion and exchange of formerly
                                           outstanding shares of series A
                                           convertible preferred stock and as
                                           dividend payments on the preferred
                                           stock;

                                        o  1,000,000 shares of common stock were
                                           sold to a person in a private
                                           securities transaction with us;

                                        o  50,000 shares were issued in
                                           connection with the exercise of
                                           warrants;

                                        o  1,024,000 shares of common stock
                                           underlie warrants to purchase
                                           shares of our common stock; and

                                        o  825,000 shares of common stock
                                           underlie stock options granted
                                           to employees to purchase shares
                                           of our common stock.

Price per share of common stock         Market price at the time of resale
to the public

Proceeds from offering                  We will not receive any of the proceeds
                                        from the sale of the shares of common
                                        stock offered by the selling
                                        stockholders. However, we may receive
                                        proceeds from the exercise of stock
                                        options and warrants, which will be used
                                        for working capital.

Trading symbol for common stock         GFX

                                  RISK FACTORS

You should carefully consider the risks described below before making an investment. Although the factors identified below are important factors, those are not the only ones facing us. If any of the following risks occurs, our actual results could differ significantly, and the trading price of our common stock could decline, and you may lose all or part of your investment. You should also keep these risk factors in mind when you read forward-looking statements.
We have identified all of the material risks which we believe may affect our business and the principal ways in which we anticipate that they may affect our business or financial condition.

WE EXPECT OUR EXPENSES TO INCREASE IN 2005, SO WE MAY NOT BE PROFITABLE OR
GENERATE CASH FROM OPERATIONS IN THE FUTURE.

We expect our expenses to increase as we continue to transition our business from a printer reseller to a printer ink supply manufacturer and distributor. We may incur operating losses and net losses for the near term as we incur additional costs associated with the growth of our Media Sciences subsidiary, entry into new markets, and the expansion of our administrative, operational, marketing and sales organizations. For the year ended June 30, 2004, we incurred a loss applicable to common shareholders of $1.6 million, or $0.26 per share basic and diluted, as compared to the year ended June 30, 2003, where we earned
$0.25 million, or $0.07 per share basic and diluted. For the three month period ended September 30, 2004, we earned $0.27 million, or $0.03 per share basic and diluted, as compared to three month period ended September 30, 2004, where we earned $0.07 million, or $0.02 per share basic and diluted. We do not know how much capital we will need to develop these services and products. We cannot assure you that our revenues will increase as a result of our increased spending. If revenues grow more slowly than we anticipate, or if operating expenses exceed our expectations, we may not continue to be profitable.

IF WE DEFAULT ON OUR OBLIGATIONS UNDER A CREDIT LINE WITH A LENDING BANK, THE
BANK COULD FORECLOSE ON MOST OF OUR ASSETS.

We have a $3,000,000 revolving line of credit with a financial institution. We can borrow up to $3,000,000 under a revolving line of credit, subject to availability of collateral. Borrowings bear interest at 0.75% over the lender's base rate, are payable on demand and are collateralized by all of our assets. As of December 31, 2004, $3,000,000 was outstanding under this line. This line expires on November 30, 2006. If we are unable to repay our outstanding indebtedness under the credit line, the bank could foreclose on all of our assets. If we do not have sufficient cash flow to repay the credit line indebtedness or if we cannot refinance the obligation, we will not be able to implement our business plan, which would have a material adverse affect on our future viability. We may not be able to repay our outstanding indebtedness under the credit line. Substantially all of our assets are subject to security interests held by the bank. Unless the security interests are released, assets will not be available to us to secure future indebtedness, which may adversely affect our ability to borrow in the future.

WE MAY ENCOUNTER MANUFACTURING PROBLEMS AND INCUR COSTS ASSOCIATED WITH
REMEDYING THE PROBLEMS, WHICH WOULD REDUCE OUR PROFIT MARGINS AND GENERATE LESS
INTEREST IN OUR PRODUCTS.

We may encounter problems in the manufacture of our products that would reduce our profit margins or increase operating costs and lead to less interest in our products. Because we provide warranties to our customers, we may incur costs with remedying the problem. Although we maintain quality control over our products in the manufacturing process, we may not become aware of any problems until after the products are sold.

WE ARE AT A COMPETITIVE DISADVANTAGE BECAUSE WE OPERATE IN A MARKET THAT IS
DOMINATED BY COMPANIES THAT ARE THE ORIGINAL MANUFACTURERS OF PRINTERS FOR WHICH
WE SUPPLY PRODUCTS, AND WE MAY BE SLOWER TO RESPOND TO TECHNICAL CHANGES.

As a third party supplier of color printer consumables, we are at a competitive disadvantage in product innovation. The market is dominated by companies that are the original manufacturers of printers, like Xerox, and so we may be slower to respond to technical changes. Instead, we will have to compete by providing innovative service offerings, but the dominant companies in the market may be quick to counter any competitive service offerings that we provide. For example, approximately 90 days after we announced our No-Cap Color free color printer program, the predecessor to our current INKlusive program, Tektronix announced its own free color printer program. The Tektronix program has continued since
Xerox acquired the color printer division from Tektronix in 2000.

IF WE ARE NOT ABLE TO OBTAIN PATENTS ON OR OTHERWISE PRESERVE AND PROTECT OUR
PROPRIETARY TECHNOLOGIES, OUR BUSINESS MAY SUFFER DUE TO COMPETITION.

If we cannot obtain patent or other protection for our proprietary technologies, our ability to compete in our markets could be impaired due to competition resulting from others using similar technologies. We have applied for, and will apply for, certain patents covering some of our products. Some of our products use proprietary technology that is not covered by a patent or similar protection, and in many cases, cannot be protected. We cannot be certain that:

     o    any patents will be issued on our applications;
     o    any patents that we will own will protect our business against competitors that develop similar technologies or products;
     o    our patents will be held valid if they are challenged or subjected to reexamination or reissue;
     o    others will not claim rights to our patented or other proprietary technologies; or
     o    others will not develop technologies which are similar to, or can compete with, our unpatented proprietary technologies.

CLAIMS OF INTELLECTUAL PROPERTY INFRINGEMENT BY OR AGAINST US COULD SERIOUSLY
HARM OUR BUSINESS AS COMPETITORS USE SIMILAR TECHNOLOGIES AS OURS AND COMPETE
AGAINST US, OR AS AFFECT OUR ABILITY TO USE CERTAIN TECHNOLOGIES.

Claims of intellectual property infringement by us could seriously harm our business as competitors use similar technologies, or, in instances of claims against us, we may be unable to use certain technologies. From time to time, we may be forced to respond to or prosecute intellectual property infringement claims to defend or protect our rights or a customer's rights. These claims, regardless of merit, may consume valuable management time, result in costly litigation or cause product shipment delays. Any of these factors could seriously harm our business and operating results. We may have to enter into royalty or licensing agreements with third parties who claim infringement. These royalty or licensing agreements, if available, may be costly to us. If we are unable to enter into royalty or licensing agreements with satisfactory terms, our business could suffer as we may not be able to utilize certain technologies, if deemed infringing upon a third party's rights. In instances where we believe we may be infringing the patent rights of others, or that someone may be infringing our patents rights, we have asked our patent counsel to evaluate the validity of the patents in question, as well as the potentially infringing conduct; however, our counsel's conclusion are not binding upon third parties or upon the courts if we become involved in a dispute.

IF ALL OR A SUBSTANTIAL PORTION OF THE SHARES OF OUR COMMON STOCK OFFERED FOR
SALE BY THIS PROSPECTUS ARE SOLD IN A SHORT PERIOD OF TIME, OUR STOCK PRICE MAY
BE ADVERSELY AFFECTED. OUR STOCK PRICE MAY ALSO BE ADVERSELY AFFECTED BY THE
PERCEPTION THAT SUCH SALES COULD OCCUR.

The shares of common stock offered for sale by this prospectus represent a majority of our presently outstanding shares of common stock. We cannot control when the selling stockholders will sell their shares. If all or a substantial portion of the shares of common stock offered for sale by this prospectus are sold in a short period of time, the common stock available for sale may exceed the demand and the stock price may be adversely affected. In addition, the mere perception that such sales could occur may depress the price of our common stock.

FUTURE SALES OF OUR COMMON STOCK BY EXISTING SHAREHOLDERS COULD NEGATIVELY
AFFECT THE MARKET PRICE OF OUR COMMON STOCK AND MAKE IT MORE DIFFICULT FOR US TO
SELL SHARES OF OUR COMMON STOCK IN THE FUTURE.

We presently have a large number of shares that are presently restricted shares, and many of those shares are or may soon become eligible for resale pursuant to exemptions from registration requirements, and sales of our common stock in the public market, or the perception that such sales could occur, could result in a drop in the market price of our securities and make it more difficult for us to complete future equity financings. While we presently do not have any plans for equity financing, we consider, from time to time, the options available to us for financing our growth, including by means of debt and equity financing.

As of January 27, 2005, we have 10,048,544 shares of common stock issued and outstanding. Of the outstanding shares:

     o    approximately 4,172,080 shares of our outstanding common stock are freely tradeable in the public markets.
     o    approximately 1,204,600 shares are restricted common stock that have been held under one year and are being registered pursuant to this prospectus.
     o    approximately 4,671,864 shares are restricted common stock that have been held for at least one year and may be eligible for sale in the public markets, of which 2,669,004 shares are being registered pursuant to this prospectus.

Additionally, we have stock options and warrants outstanding, of which:

     o    an aggregate of approximately 1,239,939 shares of common stock that may be issued on the exercise of outstanding stock options, of which
          825,000 shares are being registered pursuant to this prospectus.
     o    an aggregate of approximately 1,024,000 shares of common stock that may be issued on the exercise of outstanding warrants, of which
          1,024,000 shares are being registered pursuant to this prospectus.

We cannot estimate the number of shares of common stock that may actually be resold in the public market since this will depend upon the market price for the common stock, the individual circumstances of the sellers and other factors.

WE HAVE AUTHORIZED A CLASS OF PREFERRED STOCK WHICH MAY ALTER THE RIGHTS OF
COMMON STOCK HOLDERS BY GIVING PREFERRED STOCK HOLDERS GREATER DIVIDEND RIGHTS,
LIQUIDATION RIGHTS AND VOTING RIGHTS THAN OUR COMMON STOCKHOLDERS HAVE.

The Board of Directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights that could adversely affect the voting power or other rights of the holders of common stock. Our amended Certificate of Incorporation authorizes a class of
5,000,000 shares of preferred stock with such designation, rights and preferences as may be determined from time to time by the Board of Directors. In the event of issuance, the preferred stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the company.

                           FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. We have identified forward-looking statements in this prospectus using words such as "believes,"
"intends," "expects," "may," "will," "should," "plan," "projected,"
"contemplates," "anticipates," and similar statements. These statements are based on our beliefs as well as assumptions we made using information currently available to us. Because these statements reflect our current views concerning future events, these statements involve risks, uncertainties and assumptions.
Actual future results may differ significantly from the results discussed in the forward-looking statements. Some, but not all, of the factors that may cause these differences include those discussed in the Risk Factors section of this prospectus. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this prospectus.

                                 USE OF PROCEEDS

All shares of common stock sold pursuant to this prospectus will be sold by the selling stockholders. We will not receive any of the proceeds from the sale of shares of common stock. However, we will receive proceeds from cash exercise of stock options and warrants held by the selling stockholders that are included in this prospectus. We would receive an aggregate of up to $3,464,725 if the selling stockholders exercise their stock options and warrants, at exercise prices ranging from $0.50 to $1.65 per share, to acquire 1,299,000 shares of common stock, and exercise their warrants, which are presently out-of-the-money at an exercise price of $3.75 per share, to acquire 550,000 shares of common stock. We expect to use the proceeds received from the exercise of the stock options and warrants, if any, for general working capital purposes.

                              SELLING STOCKHOLDERS

This prospectus relates to the resale of 5,705,354 shares of common stock by the selling stockholders. The shares of common stock offered by this prospectus may be offered from time to time by the selling stockholder. The registration of these shares does not necessarily mean that the selling stockholder will sell all or any of the shares.

The following table provides information regarding the beneficial ownership of our common stock by the selling stockholders as of January 27, 2005. The information with respect to beneficial ownership of common stock held by each person is based upon record ownership data provided by our transfer agent, information as supplied or confirmed by selling stockholders, based upon statements filed with the Securities and Exchange Commission, or based upon our actual knowledge.

                                                                                     Number of      Percent
                                                Number of Shares      Number of      Shares Owned   Owned
                                                Owned Prior to this   Shares Being   After this     After
Name of Selling Stockholder                     Offering (a)(b)       Offered        Offering (c)   Offering (d)
---------------------------                     -------------------   ------------   ------------   ------------

Levin, Michael W. (1)(2)                                  2,018,450        500,000      1,518,450          12.7%
Blanco, Frances (1)                                         173,516        125,000         48,516       *
Huyler, Duncan (1)                                          175,040        125,000         50,040       *
Yates, Duncan (1)(3)                                         70,730         25,000         45,730       *
Gunn, Donald (1)                                             50,000         25,000         25,000       *
Hooker, Randy                                                50,000         25,000         25,000       *
GFX Investments, LLC (14)                                 1,839,750      1,000,000        839,750          7.1%
373823 Ontario Ltd.                                          12,500         12,500              0       *
American Physicians Service Group Inc.                        7,500          7,500              0       *
Anctil, Paul A.                                                 750            750              0       *
Baker, Esther                                                12,500         12,500              0       *
Baker, Mitchell                                              50,000         50,000              0       *
Baker, Paul (1)(4)                                          160,500         25,000         135,500          1.1%
Bearoff, Charles C. and Charles F.                          154,600        154,600               0      *
Beroff, Fred and Helen                                       18,600         18,600               0      *
Berthel SBIC LLC (5)                                      1,195,797      1,195,797               0      *
Besag, Jon                                                    4,500          4,500               0      *
Bette Jane Hoover Revocable Trust                            36,830         36,830               0      *
Blanco, Frank and Edna                                       27,500         12,500          15,000      *
Bloom, Genevieve (Revocable Living Trust)                    27,875         27,875               0      *
Branch, Travis A.                                               750            750               0      *
Brecher, Dan (6)                                             72,451         72,451               0      *
Brookstreet Securities Corporation Inc.                     255,900        255,900               0      *
Burgos, Alfonso                                               3,000          3,000               0      *
Burton, Lee                                                   7,500          7,500               0      *
Carty & Company, Inc.                                        15,000         15,000               0      *
Chakrabarty, Dr. Debabrata, IRA                               6,000          6,000               0      *
Chakrabarty, Jayasri, IRA                                     6,000          6,000               0      *
Charles W. Davidson Company (7)                              27,952         27,952               0      *
Comte, Frank A.                                               1,438          1,438               0      *

Conley Revocable Trust                                       12,500         12,500               0      *
Crow, Dayl                                                    3,000          3,000               0      *
Daniels, Ms. Frances L.                                      25,000         25,000               0      *
D'Anna, David                                                25,000         25,000               0      *
David and Martha McWilliams Family Trust                      8,250          8,250               0      *
Davidson Living Trust                                        27,952         27,952               0      *
Dickinson, Jesse C.                                           3,000          3,000               0      *
Faris, Robert                                                11,700         11,700               0      *
Francis Landau Trust (8)                                     27,952         27,952               0      *
Frelinghuysen, Denis                                            750            750               0      *
Georgeson, Jamie                                             20,000         20,000               0      *
GKN Securities                                                  750            750               0      *
Graff, Paul                                                   3,000          3,000               0      *
Haberman, James                                              26,307         26,307               0      *
Haitinger, Ethel G.                                          12,500         12,500               0      *
Hanley, Neil                                                 25,000         25,000               0      *
HSC Capital Ltd.                                             16,126         16,126               0      *
Hubble, O. Ray                                               26,514         26,514               0      *
Iosue, Albert (IRA)                                          74,000         74,000               0      *
Jack, James Wesley                                            2,250          2,250               0      *
Josef, Jeffrey                                               27,821         27,821               0      *
Kalange, Thomas E.                                           52,875         52,875               0      *
Kawananakoa, Carolyn                                         25,000         25,000               0      *
Keating, Kevin                                                1,500          1,500               0      *
Kerbs, Richard L.                                             6,750          6,750               0      *
Kugelman, Harold and Marsha                                  38,500         37,500           1,000      *
L & D Construction (11)                                      27,952         27,952               0      *
Lawrence Cooper Trust (12)                                  105,750        105,750               0      *
Lee Family Trust (13)                                        25,000         25,000               0      *
Lesher, Agnis (Lesher Revocable Living Trust)                27,875         27,875               0      *
Lesnak, Andrew                                               25,000         25,000               0      *
Levin, Paul                                                  12,500         12,500               0      *
Levine, Paul                                                 12,500         12,500               0      *
Manes, Harvey R., M.D.                                       50,000         50,000               0      *
Merryman, D. Grey                                             3,112          3,112               0      *
Mitchell, Wayne D.                                           25,000         25,000               0      *
Noble Financial Inv., Inc.                                   44,200         44,200               0      *
Noble International Investments, Inc.                        33,150         33,150               0      *
Northeast Securities                                          1,125          1,125               0      *
Olds, Thomas and Mary                                        15,450         15,450               0      *
Otter, Gordon                                                 1,500          1,500               0      *
Ottoson, Wayne                                               25,000         25,000               0      *

Park, Alexander D. and Kathleen                              27,876         27,876               0      *
Poorvin, Ronald                                              24,541         24,541               0      *
Popolow, Joseph H.                                            2,625          2,625               0      *
Preuss, Marvin D.                                             1,438          1,438               0      *
Quinlan, Michael                                            200,000        200,000               0      *
Reinholt, Robert and George                                  26,438         26,438               0      *
Rennie Tejeda and Kathleen J. Tejeda                          1,307          1,307               0      *
Rosier, David L.                                            288,850        288,850               0      *
S.W. Ryan & Company                                             600            600               0      *
Sellers, Matthew                                             28,026         28,026               0      *
Sillings, Cheryl W.                                           1,050          1,050               0      *
Simmons, Robert M.                                           50,000         50,000               0      *
Skole, Allen and Anita                                       25,000         25,000               0      *
Smith, Andrew (Profit Sharing Plan)                           2,812          2,812               0      *
Smith, Kirby and Carole                                         750            750               0      *
Sonn, Lew                                                    25,000         25,000               0      *
Spadavecchia, John                                            1,318          1,318               0      *
Stare, David                                                 26,438         26,438               0      *
Steinberg, Leon                                              25,000         25,000               0      *
Teeter, Charles and Karen                                     8,250          8,250               0      *
Treece, Robert and Pam                                       26,438         26,438               0      *
Trent, H. Bruce Jr.                                           8,000          8,000               0      *
Wandrei, Robert (IRA)                                        20,952         20,952               0      *
Watters, Adam H.                                             12,302          6,250            6052      *
Watters, Daniel                                             100,000        100,000               0      *
Watters, Nathan D.                                           12,000          6,250            5750      *
White, Dwaine A.                                              1,438          1,438               0      *
Wiener, Hermine and Rozansky, Joan                           30,000         25,000           5,000      *
Wolf, Mary                                                      653            653               0      *
Yannalfo, Stephen                                            25,000         25,000               0      *

TOTAL                                                     8,426,142      5,705,354       2,720,788

*    Represents less than one percent.

(a)  Includes shares underlying stock options and warrants which are included in this prospectus.
(b)  The selling shareholders may have sold or transferred, in transactions exempt from the registration requirements of the Securities Act, some or all of their shares since the dates as of which the information in the above table was supplied to us. Information about the selling shareholders may change over time. Any changed information will be set forth in prospectus supplements, if required.
(c)  Assumes all of the shares offered by a selling stockholder pursuant to this prospectus are sold.
(d)  Based upon 11,897,544 shares to be outstanding after the offering, assuming the issuance of shares underlying stock options and warrants included in this prospectus.

(1)  Selling stockholder is an officer or director of our company.
(2)  Includes in the number of shares owned Mr. Levin's indirect beneficial ownership of an aggregate of 120,000 shares held by his children.
(3)  Includes in the number of shares owned Mr. Yates' indirect beneficial ownership of an aggregate of 300 shares held by his spouse and children.
(4)  For purposes of the table, excludes beneficial ownership of warrants to acquire 12,500 shares held by spouse, Esther Baker, who is separately identified as a selling stockholder.

                                       10

(5)  The beneficial owners are: Thomas J. Berthel, Chief Executive Officer and
     Chairman; Ronald O Brendengen, Chief Financial Officer and Chief Operation
     Officer; Henry Royer, President; Leslie D. Smith, Secretary; and Julie K.
     Driscoll, Assistant Secretary. Mr. Royer serves on our Board of Directors.
(6)  Refers to shares are held in two separate accounts, Dan Brecher Retirement
     Plan and Oppenheimer FBO Daniel Brecher IRA, of which Dan Brecher is the beneficial owner.
(7)  The beneficial owners are: William Beaman, Ray R. Bold, Gloria K. Chang,
     Bill Davidson, Charles W. Davidson, Cheryl Davidson, Sandra Davidson,
     Stephanie Davidson, Ward C. Dayley, W. Vance Dickinson, Michelle Fisk,
     Lawrence Giraudo, Allen Green, Kathryn A. Jackson Moira Jacobs, Albert E.
     Luedeke, Martin Macken, Ilustre Nepomuceno, Patricia J. Propolanis, Terry
     Rucker, Nuria I. Rusch-Weber, Janele Seyer, Peter B. Smith, Michele L.
     Tigue, Jennifer Wasson, Brian Westover, and Orchid White.
(8)  The beneficial owners are William B. Landau and Betty L. Schram.
(9)  The beneficial owners are: Tracy Padgni, Leslie Bell, Mike Harrington, and
     Mitch Harrington.
(10) The beneficial owner is James B. Kreamer.
(11) Refers to L & D Construction Money Purchase Pension Plan. The beneficial owners are: Ricardo Amezcua, Robert Beatty, Peitro Brezzo, Charles Buxton,
     Sue Byron, Jennifer Cheng, Charles Davidson, Steve Davis, Michael Delua,
     Don Edwards, Jeff Ford, Jose Garcia, Robert Graham, Juan Hernandez, Pam
     Husted, Jim Kempton, Harold Kniss, Richard Lander, Michael Lodoen, Stpehn
     Lodoen, Cheryl Lytle, Ted Lytle, Joseph Manzi, Lisa Manzi, Thuy Nguyen,
     Michael Pearson, Stan Rufener, Karen Sabin, Leonardo Santiago, WM
     Shoffstall, Virgil Tarpley, Karen Valerio, Ronnie Vanderbyl, Chat Vong, Al
     Weigal, Kevin Weigal, Byron Weslund, Anakarina White, and Steve Wilson.
(12) The beneficial owner is Lawrence Cooper.
(13) The beneficial owners are Chang Y. Lee and Florence Y. Lee.
(14) The beneficial owner is Richard L. Scott. Mr. Scott owns or controls entities, including GFX Investments, LLC, which collectively owns 1,839,750 shares of common stock, including 10,000 shares underlying director compensation stock options and 6,000 shares owned by the Frances Annette
     Scott Revocable Trust, of which Mr. Scott's spouse is the trustee.

EMPLOYEE SELLING STOCKHOLDERS

Michael W. Levin, our President, Chief Executive Officer and Chairman, acquired stock options, the underlying shares of which are included in this prospectus, in June 2003, pursuant to an employment agreement effective as of July 1, 2003.
We issued to Michael Levin stock options to purchase up to 500,000 shares of common stock, exercisable at $1.00 per share and expiring in June 2008. Options to purchase 250,000 shares vested on the grant date, options to purchase an additional 125,000 shares vested on June 30, 2004, and the remaining options to purchase an additional 125,000 shares are to vest on June 30, 2005.

Frances Blanco, Vice President and a director, acquired 25,000 stock options, the underlying shares of which are included in this prospectus, on April 7,
2003, pursuant to terms of employment. The stock options vested on April 6, 2004 and are exercisable until April 5, 2008 at $0.50 per share.

Frances Blanco, Vice President and a director, acquired 100,000 stock options, the underlying shares of which are included in this prospectus, on May 24, 2004.
Options to purchase 50,000 shares vested on the grant date, options to purchase an additional 25,000 shares are to vest on May 24, 2005, and the remaining options to purchase an additional 25,000 shares are to vest on May 24, 2006.

Duncan Huyler, Vice President, acquired 25,000 stock options, the underlying shares of which are included in this prospectus, on April 7, 2003, pursuant to terms of employment. The stock options vested on April 6, 2004 and are exercisable until April 5, 2008 at $0.50 per share.

                                       11

Duncan Huyler, Vice President, acquired 100,000 stock options, the underlying shares of which are included in this prospectus, on May 24, 2004. Options to purchase 50,000 shares vested on the grant date, options to purchase an additional 25,000 shares are to vest on May 24, 2005, and the remaining options to purchase an additional 25,000 shares are to vest on May 24, 2006.

Duncan Yates, Vice President, acquired 25,000 stock options, the underlying shares of which are included in this prospectus, on April 7, 2003, pursuant to terms of employment. The stock options vested on April 6, 2004 and are exercisable until April 5, 2008 at $0.50 per share.

Donald Gunn, Vice President and a director, acquired 25,000 stock options, the underlying shares of which are included in this prospectus, on April 7, 2003, pursuant to terms of employment. The stock options vested on April 6, 2004 and are exercisable until April 5, 2008 at $0.50 per share.

Randy Hooker, an employee, acquired 25,000 stock options, the underlying shares of which are included in this prospectus, on April 7, 2003, pursuant to terms of employment. The stock options vested on April 6, 2004 and are exercisable until
April 5, 2008 at $0.50 per share.

OTHER SELLING STOCKHOLDERS

On May 31, 2001, we issued warrants to purchase up to 200,000 shares of our common stock at $1.00 per share to Consonant Services Group in consideration for consulting services. Consonant Services Group a joint venture of which Paul
Baker, a director of Media Sciences, is a member and the beneficial owner of
25,000 warrants issued to Consonant Services Group. The other members of the group, none of whom are affiliates of the company, are: Mitchell Baker, Harold and Marsha Kugelman, Neil Hanley, Leon Steinberg, Andrew Kesnak, and David
D'Anna. The warrants, which were valued at $25,000, based on the value of consulting services received, expire on May 31, 2006.

On June 14, 2002, we issued short-term promissory notes aggregating $175,000 and warrants to purchase up to 87,500 shares of our common stock exercisable for five years at $1.00 per share to seven note holders: Paul Levin, Frank and Edna
Blanco, Nathan D. Watters, Adam H. Watters, Mitchell Baker, Esther Baker, and
Harold and Marsha Kugelman. The note holders were persons who bear the following relationships with Media Sciences or with our officers and directors: Paul Levin is the father of Michael W. Levin, President and Chairman of Media Sciences;
Frank and Edna Blanco are the parents of Frances Blanco, Vice President and a director of Media Sciences; Mitchell Baker is the son of Paul Baker, a director of Media Sciences; and Esther Baker is the wife of Paul Baker. Three of the four new note holders are persons who bear the following relationships with Media
Sciences or with our officers and directors: Paul Levin is the father of Michael
W. Levin, President and Chairman of Media Sciences; Frank and Edna Blanco are
the parents of Frances Blanco, Vice President and a director of Media Sciences;
and Mitchell Baker is the son of Paul Baker, a director of Media Sciences. Each of Michael W. Levin, Frances Blanco, and Paul Baker disclaims beneficial ownership of these notes and related warrants, except that Paul Baker may be deemed the beneficial owner of the $25,000 note and 12,500 warrants acquired by his wife as part of the transaction.

GFX Investments, LLC, an entity controlled by Richard L. Scott, purchased
1,000,000 shares of common stock from us for $1.25 million on June 30, 2004. In accordance with the terms of a related registration rights agreement with GFX
Investments, LLC, we agreed to indemnify GFX Investments, LLC against certain liabilities under the Securities Act or contribute to payments which GFX
Investments, LLC may be required to make in that respect. In conjunction with the investment, we agreed to appoint a nominee of GFX Investments, Alan Bazaar,
Vice President and Portfolio Manager for Richard L. Scott Investments, to our
board of directors. Prior to June 30, 2004, we had no material relationship with
GFX Investments, LLC, or its affiliates.

                                       12

All other shares included in this prospectus relate to securities issued in connection with a private placement offering we concluded in March 2000. From
October 1999 to March 10, 2000, we sold 550,000 units of our securities and raised gross proceeds of approximately $5,500,000. Each unit consisted of one share of convertible preferred stock and a warrant, exercisable for five years at $4.50 per share, to purchase two shares of common stock. In connection with the private placement, we issued to the investors and consultants, including the placement agent and members of the selling group, an aggregate of 550,000 shares of preferred stock and 1,956,500 warrants, exercisable for five years from the date of issuance, to purchase shares of common stock, as follows: warrants to purchase 15,000 shares at $3.00 per share which expired on September 29, 2004;
warrants to purchase 40,000 shares at $3.75 per share which expired on December
8, 2004; warrants to purchase 15,000 shares at $4.00 per share which expired on
September 29, 2004; warrants to purchase 550,000 shares at $3.75 per share which are due to expire on March 9, 2005; warrants to purchase 236,500 shares at $1.65 per share which are due to expire on March 9, 2005; and warrants to purchase
1,100,000 shares at $4.50 per share which expired on September 29, 2004. In lieu of cash dividends, certain preferred shareholders elected to receive certain quarterly dividend payments through common stock issuances, valued at $0.95 to
$1.10 per share. In our fiscal years 2001, 2002 and 2003, we issued an aggregate of 239,837 shares of common stock as dividends on preferred stock. On December
31, 2003, we concluded an exchange offer that provided our preferred stockholders an opportunity to exchange each outstanding preferred share for 10 shares of our common stock. Preferred shareholders who accepted the offer waived their rights to unpaid dividends and interest on their preferred stock. As of
December 31, 2003, preferred shareholders tendered a total of 457,500 preferred shares, representing 84% of the outstanding preferred shares, in exchange for
4,575,000 shares of common stock. Pursuant to the terms of the certificate of designation for our preferred stock, the other 90,000 preferred shares outstanding were converted into 450,000 shares of common stock at the rate of one preferred share into five common shares. Subsequent to December 31, 2003, we agreed with Charles C. Bearoff and Charles F. Bearoff, former holders of 50,000 preferred shares who did not timely accept our preferred stock offer of conversion which concluded on December 31, 2003 and whose preferred shares were automatically converted into 250,000 shares of common stock pursuant to the terms of the preferred stock designation, to let them receive an additional
250,000 unregistered shares of common stock in consideration of return of dividend payments and other consideration, such that we and they are in similar positions as if the former preferred shareholders had timely accepted the offer of conversion on December 31, 2003.

Other than Henry Royer, no other director, officer, or affiliate of the Company beneficially owned shares of the Company's preferred stock. Henry Royer, a director of the company, is President of Berthel SBIC, LLC, which had owned
100,000 shares of preferred stock. Berthel tendered its preferred shares pursuant to the exchange offer. Henry Royer recused himself from the Board of
Directors discussions and authorization of the exchange offer. Berthel purchased its shares of preferred stock from the Company in the same private placement offering of units of the Company's securities commenced in October 1999 pursuant to which the other outstanding preferred shareholders purchased their preferred stock under the offering price and terms of the private placement offering.

                                       13

                              PLAN OF DISTRIBUTION

We are registering shares of common stock offered for sale by this prospectus on behalf of the selling shareholders. The shares of common stock may be offered from time to time by the selling stockholders or their donees, pledgees, transferees or other successors in interest for resale by this prospectus in one or more transactions at fixed prices, at market prices at the same time of sale, at varying prices determined at the time of sale or at negotiated prices.

The selling stockholders may offer their shares of common stock in one or more of the following transactions:

     o    on the American Stock Exchange, any other exchange upon which our shares may trade in the future, or in the over-the-counter market;
     o    to purchasers directly;
     o    in ordinary brokerage transactions and transactions in which the broker solicits purchasers;
     o    through purchases by a broker or dealer as principal and resale by such broker or dealer for its own account pursuant to this prospectus;
     o    block trades in which a broker-dealer so engaged will attempt to sell the shares as agent but may take a position and resell a portion of the block as principal to facilitate the transaction;
     o    in connection with short sales; or
     o    in any combination of one or more of these methods.

Selling stockholders may sell their shares of common stock:

     o    at market prices prevailing at the time of sale;
     o    at prices related to such prevailing market prices;
     o    at negotiated prices;
     o    at fixed prices; or
     o    at a combination of such prices.

The selling shareholders will act independently of us in making decisions with respect to the timing, manner and size of each sale of shares of common stock currently held by selling shareholders. The selling shareholders may also sell shares under Rule 144 of the Securities Act of 1933, as amended, if available, rather than under this prospectus.

We will pay for substantially all of the expenses incident to the offer and sale of the shares of common stock offered by the selling stockholders using this prospectus. The selling stockholders will pay applicable stock transfer taxes, transfer fees and brokerage commissions or underwriting or other discounts.

To comply with the securities laws of certain states, the shares of common stock offered by this prospectus may need to be offered or sold in such jurisdictions only through registered or licensed brokers or dealers.

The offering of the shares of common stock pursuant to this prospectus will terminate on the earlier of the time when the shares of common stock:

     o    have been sold by the selling stockholders pursuant to this prospectus;
     o    the time when all of the shares of common stock are eligible to be sold pursuant to Rule 144(k) under the Securities Act; or
     o    this prospectus is no longer effective.

                                       14

                                  LEGAL MATTERS

The validity of the shares offered pursuant to this prospectus will be passed upon for us by Law Offices of Dan Brecher, New York, New York, counsel to Media
Sciences International, Inc. Dan Brecher, the sole principal of the law firm, through his individual retirement accounts and retirement plan, owns 72,451 shares of our common stock. Mr. Brecher is a selling stockholder of 72,451 shares pursuant to this prospectus.

                                     EXPERTS

The consolidated financial statements, as of and for the year ended June 30,
2004, incorporated in this prospectus by reference to our Annual Report on Form
10-KSB for the year ended June 30, 2004, have been so incorporated in reliance on the report of J.H. Cohn LLP, independent registered public accounting firm, given the authority of said firm as experts in auditing and accounting.

The consolidated financial statements, as of and for the year ended June 30,
2003, incorporated in this prospectus by reference to our Annual Report on Form
10-KSB for the year ended June 30, 2004, have been so incorporated in reliance on the report of Wiss & Company LLP, independent registered public accounting firm, given the authority of said firm as experts in auditing and accounting.

                                 INDEMNIFICATION

We will indemnify our directors, officers, and controlling persons against liability under the Securities Act to the extent permitted by the General
Corporation Law of Delaware. We will indemnify them against all expenses and liabilities that are reasonably incurred in connection with this prospectus to the extent allowed under Delaware law.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and
Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities, other than the payment by us of expenses incurred or paid by any of our directors, officers, or controlling persons in the successful defense of any action, suit or proceeding, is asserted by such directors, officers or controlling persons in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to incorporate by reference the information we file with the
SEC by referring you to those documents. Any information we incorporate in this manner is considered part of this prospectus.

The following documents we have filed with the SEC are incorporated by reference into this prospectus:

     o    Our Annual Report on Form 10-KSB for the year ended June 30, 2004;
     o    Our Quarterly Report on Form 10-QSB for the quarter ended September
          30, 2004;
     o    Our Current Reports on Form 8-K filed on October 4, 2004, December 20,
          2004 and January 24, 2005;
     o    Our Proxy Statement filed on November 17, 2004; and
     o    The description of our common stock contained in our registration statement on Form 8-A filed on August 8, 2000.

                                       15

Additionally, all documents we file with the SEC pursuant to Sections 13(a),
13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of the offering of the shares offered hereby shall be deemed to be incorporated by reference into this prospectus and shall automatically update and supersede this information.

We will provide, without charge, to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, upon such person's written or oral request, a copy of any and all of the documents incorporated by reference in this prospectus (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into the information that this prospectus incorporates). Requests should be directed to Media Sciences
International, Inc., 8 Allerman Road, Oakland, New Jersey 07436, Attention:
Corporate Secretary, telephone: (201) 236-9311.

                       WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-3 under the
Securities Act of 1933, as amended, with respect to the common stock offered by this prospectus. This prospectus, filed as part of the registration statement, does not contain all of the information set forth in the registration statement and its exhibits and schedules. For further information regarding us and the shares offered hereby, please refer to the registration statement. The statements in this prospectus are qualified in their entirety by reference to the contents of any agreement or other document incorporated in this prospectus by reference. You may inspect a copy of the registration statement without charge at the SEC's principal offices, and you may obtain copies of all or any part of the registration statement from such office upon payment of the fees prescribed by the SEC.

We are required by the Securities Exchange Act of 1934, as amended, to file reports, proxy statements and other information with the SEC. These filings may be read and copied at the SEC's Public Reference Room at 450 Fifth Street, N.W.,
Washington, D.C. 20549. You may obtain information on the operation of the
Public Reference Room and any applicable copying fee by calling the SEC at
1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information about us that we file electronically with the SEC. Our filings with the SEC are available to the public on the SEC's web site at http://www.sec.gov. Our company maintains an
Internet site at www.mediasciences.com.

                                       16

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the costs and expenses payable by us in connection with the offer and sale of the common stock being registered.

         SEC registration fee               $ 1,410.20*
         Legal fees and expenses            $ 5,000.00
         Blue Sky fees and expenses         $ 1,000.00
         Accounting fees and expenses       $ 2,000.00
         Transfer agent fees                $   500.00
         Printing expenses                  $   500.00
                                            -----------

         Total                              $10,410.20

*    Includes $737.56 in SEC registration fee previously paid and being offset against this registration statement.

The foregoing items, except for the Securities and Exchange Commission registration fee, are estimated. We will pay all of the expenses listed above.
The selling stockholders will not pay any of those expenses. The selling stockholders are responsible for any stock transfer taxes, transfer fees, and brokerage commissions or underwriting discounts and commissions.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Our Certificate of Incorporation provides that to the fullest extent permitted by the General Corporation Law of Delaware, including, without limitation, as provided in Section 102(b)(7) of the General Corporation Law of Delaware, as the
same exists or may hereafter be amended, any of our director shall not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director. Section 102(b)(7) of the Delaware General
Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability:

     o    for any breach of the director's duty of loyalty to the corporation or its stockholders;
     o    for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
     o    for payments of unlawful dividends or unlawful stock repurchases or redemptions; or
     o    for any transaction from which the director derived an improper personal benefit.

If the General Corporation Law of Delaware is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of our directors shall be eliminated or limited to the fullest extent permitted by the General Corporation Law of Delaware, as so amended. Any repeal or modification of the provision of the Certificate of Incorporation by our stockholders shall not adversely affect any right or protection of our directors existing at the time of such repeal or modification or with respect to events occurring prior to such time.

Our Certificate of Incorporation and Bylaws further provide for the indemnification of our directors and officers to the fullest extent permitted by
Section 145 of the Delaware General Corporation Law, including circumstances in which indemnification is otherwise discretionary. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                                      II-1

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee of or agent to the registrant. The statute provides that it is not exclusive of other rights to which those seeking indemnification may be entitled under any by-law, agreement, vote of stockholders or disinterested directors or otherwise.

Our Certificate of Incorporation provides that we will indemnify any of our directors, officers, employees, or agents with respect to actions, suits, or proceedings relating to us and, subject to certain limitations, a director will not be personally liable for monetary damages for breach of his or her fiduciary duty.

Our directors or officers, or a person who at our request serves as a director, officer, employee or agent of another business entity, shall be indemnified by us against all expense, liability and loss, including attorneys' fees, judgments, fines, other expenses and losses, that is reasonably incurred or suffered in connection with any action, suit or proceeding or threatened action, suit or proceeding. For a person to receive indemnification under this provision, our Board of Directors must authorize the indemnification, and the person seeking indemnification must agree to repay us for all amounts advanced to him or her if a court of law ultimately determines that the person should not have been indemnified by us. A person who is entitled to indemnification may recover from us, and may sue us if we fail to make timely payment.

ITEM 16.  EXHIBITS

The following exhibits either are filed herewith or incorporated by reference to documents previously filed or will be filed by amendment, as indicated below:

Exhibit     Description
-------     -----------

2           Agreement of Change in Corporate Structure (Incorporated by
            reference to Exhibit 2 of Quarterly Report on Form 10-QSB filed on
            May 15, 2002).
3(i)(1)     Certificate of Incorporation of Cadapult Graphic Systems, Inc., a
            Delaware corporation (Incorporated by reference to Exhibit 3.1 of
            Quarterly Report on Form 10-QSB/A filed on September 1, 1998).
3(i)(2)     Certificate of Amendment of Certificate of Incorporation of Cadapult
            Graphic Systems, Inc. (Incorporated by reference to Exhibit 3(i)(5)
            of Annual Report on Form 10-KSB filed on September 28, 1999).
3(i)(3)     Certificate of Incorporation of Media Sciences, Inc. (Incorporated
            by reference to Exhibit 3(i)(6) of Annual Report on Form 10-KSB filed on September 28, 1999).
3(i)(4)     Certificate of Amendment of Certificate of Incorporation of Cadapult
            Graphic Systems, Inc. (Incorporated by reference to Exhibit 3(i)(1)
            of Quarterly Report on Form 10-QSB filed on May 15, 2002).
3(i)(5)     Certificate of Incorporation of Cadapult Graphic Systems, Inc. (a
            New Jersey corporation) (Incorporated by reference to Exhibit
            3(i)(2) of Quarterly Report on Form 10-QSB filed on May 15, 2002).
3(ii)       By-Laws (Incorporated by reference to Exhibit 3.2 of Quarterly
            Report on Form 10-QSB/A filed on September 1, 1998).
4.1         Specimen of common stock certificate (Incorporated by reference to
            Exhibit 4.7 of Form 8-A filed on August 8, 2000).
4.2         Specimen of preferred stock certificate (Incorporated by reference to Exhibit 4.8 of Form 8-A filed on August 8, 2000).
4.3         1998 Incentive Plan (Incentive Stock Option Plan) (Incorporated by
            reference to Exhibit 4.1 of Annual Report on Form 10-KSB filed on
            September 28, 1999).

                                      II-2

4.4         Certificate of Designation (Incorporated by reference to Exhibit 4.5 of Registration Statement on Form SB-2, Registration Number
            333-91005, originally filed on November 15, 1999).
4.5         Form of Warrant Certificate for Purchasers of Units (Incorporated by
            reference to Exhibit 4.6 of Registration Statement on Form SB-2,
            Registration Number 333-91005, originally filed on November 15,
            1999).
4.6         Certificate of Amendment of Certificate of Designation of Series A
            Preferred Stock (Incorporated by reference to Exhibit 3(i)(6) of
            Annual Report on Form 10-KSB filed on September 15, 2003).
4.7         Certificate of Amendment of Certificate of Designation of Series A
            Preferred Stock (Incorporated by reference to Exhibit 4.7 of
            Registration Statement on Form SB-2, Registration Number 333-112340,
            filed on January 30, 2004).
5.1*        Opinion of Law Offices of Dan Brecher
10.1        Lease Agreement (Incorporated by reference to Exhibit 10.13 of
            Annual Report on Form 10-KSB filed on or about September 28, 2000).
10.2        Agreement with Consonant Services Group (Incorporated by reference to Exhibit 10.6 of Registration Statement on Form SB-2, Registration
            Number 333-83668, filed on March 4, 2002).
10.3        Form of Warrant Agreement with Consonant Services Group
            (Incorporated by reference to Exhibit 10.11 of Registration
            Statement on Form SB-2, Registration Number 333-83668, filed on
            March 4, 2002).
10.4        Form of Promissory Note issued in June 2002 (Incorporated by reference to Exhibit 10.14 of Annual Report on Form 10-KSB filed on
            October 15, 2002).
10.5        Form of Warrants issued in June 2002 (Incorporated by reference to
            Exhibit 10.14 of Annual Report on Form 10-KSB filed on October 15,
            2002).
10.6        Form of Employment Agreement with Michael W. Levin (Incorporated by reference to Exhibit 10.16 of Annual Report on Form 10-KSB filed on
            September 15, 2003).
10.7        Form of Loan and Security Agreement (Incorporated by reference to
            Exhibit 10.17 of Annual Report on Form 10-KSB filed on September 15,
            2003).
10.8        Form of Option Agreement with Management issued April 2003
            (Incorporated by reference to Exhibit 10.15 of Registration
            Statement on Form SB-2, Registration Number 333-112340, filed on
            January 30, 2004).
10.9        Option Agreement with Frances Blanco issued May 2004 (Incorporated by reference to Exhibit 10.16 of Registration Statement on Form
            SB-2, filed on July 30, 2004).
10.10       Option Agreement with Duncan Huyler issued May 2004 (Incorporated by reference to Exhibit 10.17 of Registration Statement on Form SB-2,
            filed on July 30, 2004).
10.11       First Amendment to Loan and Security Agreement, dated June 11, 2004
            (Incorporated by reference to Exhibit 10.18 of Registration
            Statement on Form SB-2, filed on July 30, 2004).
10.12       Term Note, dated June 11, 2004 (Incorporated by reference to Exhibit
            10.19 of Registration Statement on Form SB-2, filed on July 30,
            2004).
10.13       Common Stock Purchase Agreement, dated June 30, 2004 (Incorporated by reference to Exhibit 10.20 of Registration Statement on Form
            SB-2, filed on July 30, 2004).
10.14       Registration Rights Agreement, dated June 30, 2004 (Incorporated by reference to Exhibit 10.21 of Registration Statement on Form SB-2,
            filed on July 30, 2004).
10.15       Lease Agreement (Incorporated by reference to Exhibit 10 of Current
            Report on Form 8-K filed on October 4, 2004).
10.16       Loan Agreement with PNC Bank (Incorporated by reference to Exhibit
            10 of Current Report on Form 8-K filed on December 20, 2004).
10.17       Sublease Agreement (Incorporated by reference to Exhibit 10 of
            Current Report on Form 8-K filed on January 24, 2005).
23.1*       Consent of J.H. Cohn LLP
23.2*       Consent of Wiss & Company, LLP
23.3*       Consent of Law Offices of Dan Brecher (included in Exhibit 5.1)
---------

*  Filed herewith

                                      II-3

ITEM 17.  UNDERTAKINGS.

(a)  The undersigned registrant hereby undertakes that it will:

     (1) File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

          (i) Include any prospectus required by section 10(a)(3) of the
Securities Act;

          (ii) Reflect in the prospectus any facts or events which, individuall or together, represent a fundamental change in the information in the registration statement;

          (iii) Include any additional or changed material information on the plan of distribution.

           Provided, however, that the registrant does not need to make post-effective amendments with respect to the information set forth in paragraphs (a) and (b) above if the information is incorporated by reference from periodic reports filed by the registrant under the Exchange Act.

     (2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

     (3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

(b)  Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the
Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

(c)  In the event that a claim for indemnification against such liabilities
(other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                      II-4

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Allendale, State of New Jersey, on January 28, 2005.

                                     MEDIA SCIENCES INTERNATIONAL, INC.

                                     By:   /s/ Michael W. Levin
                                        -----------------------
                                           Michael W. Levin,
                                           Chief Executive Officer and President

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURES               TITLE                                 DATE
----------               -----                                 ----

/s/ Michael W. Levin     Chairman of the Board, President,     January 28, 2005
--------------------
Michael W. Levin         and Chief Executive Officer

/s/ Denise Hawkins       Vice President, Controller            January 28, 2005
------------------
Denise Hawkins           (Principal Financial Officer) and
                         Secretary

/s/ Frances Blanco       Director, Vice President, and         January 28, 2005
------------------
Frances Blanco           Treasurer

/s/ Paul C. Baker        Director                              January 28, 2005
------------------
Paul C. Baker

/s/ Alan L. Bazaar       Director                              January 28, 2005
------------------
Alan L. Bazaar

/s/ Edwin Ruzinsky       Director                              January 28, 2005
------------------
Edwin Ruzinsky

                                      II-5

                                  EXHIBIT INDEX

Exhibit     Description
-------     -----------

2           Agreement of Change in Corporate Structure (Incorporated by
            reference to Exhibit 2 of Quarterly Report on Form 10-QSB filed on
            May 15, 2002).
3(i)(1)     Certificate of Incorporation of Cadapult Graphic Systems, Inc., a
            Delaware corporation (Incorporated by reference to Exhibit 3.1 of
            Quarterly Report on Form 10-QSB/A filed on September 1, 1998).
3(i)(2)     Certificate of Amendment of Certificate of Incorporation of Cadapult
            Graphic Systems, Inc. (Incorporated by reference to Exhibit 3(i)(5)
            of Annual Report on Form 10-KSB filed on September 28, 1999).
3(i)(3)     Certificate of Incorporation of Media Sciences, Inc. (Incorporated
            by reference to Exhibit 3(i)(6) of Annual Report on Form 10-KSB filed on September 28, 1999).
3(i)(4)     Certificate of Amendment of Certificate of Incorporation of Cadapult
            Graphic Systems, Inc. (Incorporated by reference to Exhibit 3(i)(1)
            of Quarterly Report on Form 10-QSB filed on May 15, 2002).
3(i)(5)     Certificate of Incorporation of Cadapult Graphic Systems, Inc. (a
            New Jersey corporation) (Incorporated by reference to Exhibit
            3(i)(2) of Quarterly Report on Form 10-QSB filed on May 15, 2002).
3(ii)       By-Laws (Incorporated by reference to Exhibit 3.2 of Quarterly
            Report on Form 10-QSB/A filed on September 1, 1998).
4.1         Specimen of common stock certificate (Incorporated by reference to
            Exhibit 4.7 of Form 8-A filed on August 8, 2000).
4.2         Specimen of preferred stock certificate (Incorporated by reference to Exhibit 4.8 of Form 8-A filed on August 8, 2000).
4.3         1998 Incentive Plan (Incentive Stock Option Plan) (Incorporated by
            reference to Exhibit 4.1 of Annual Report on Form 10-KSB filed on
            September 28, 1999).
4.4         Certificate of Designation (Incorporated by reference to Exhibit 4.5 of Registration Statement on Form SB-2, Registration Number
            333-91005, originally filed on November 15, 1999).
4.5         Form of Warrant Certificate for Purchasers of Units (Incorporated by
            reference to Exhibit 4.6 of Registration Statement on Form SB-2,
            Registration Number 333-91005, originally filed on November 15,
            1999).
4.6         Certificate of Amendment of Certificate of Designation of Series A
            Preferred Stock (Incorporated by reference to Exhibit 3(i)(6) of
            Annual Report on Form 10-KSB filed on September 15, 2003).
4.7         Certificate of Amendment of Certificate of Designation of Series A
            Preferred Stock (Incorporated by reference to Exhibit 4.7 of
            Registration Statement on Form SB-2, Registration Number 333-112340,
            filed on January 30, 2004).
5.1*        Opinion of Law Offices of Dan Brecher
10.1        Lease Agreement (Incorporated by reference to Exhibit 10.13 of
            Annual Report on Form 10-KSB filed on or about September 28, 2000).
10.2        Agreement with Consonant Services Group (Incorporated by reference to Exhibit 10.6 of Registration Statement on Form SB-2, Registration
            Number 333-83668, filed on March 4, 2002).
10.3        Form of Warrant Agreement with Consonant Services Group
            (Incorporated by reference to Exhibit 10.11 of Registration
            Statement on Form SB-2, Registration Number 333-83668, filed on
            March 4, 2002).
10.4        Form of Promissory Note issued in June 2002 (Incorporated by reference to Exhibit 10.14 of Annual Report on Form 10-KSB filed on
            October 15, 2002).
10.5        Form of Warrants issued in June 2002 (Incorporated by reference to
            Exhibit 10.14 of Annual Report on Form 10-KSB filed on October 15,
            2002).
10.6        Form of Employment Agreement with Michael W. Levin (Incorporated by reference to Exhibit 10.16 of Annual Report on Form 10-KSB filed on
            September 15, 2003).

10.7        Form of Loan and Security Agreement (Incorporated by reference to
            Exhibit 10.17 of Annual Report on Form 10-KSB filed on September 15,
            2003).
10.8        Form of Option Agreement with Management issued April 2003
            (Incorporated by reference to Exhibit 10.15 of Registration
            Statement on Form SB-2, Registration Number 333-112340, filed on
            January 30, 2004).
10.9        Option Agreement with Frances Blanco issued May 2004 (Incorporated by reference to Exhibit 10.16 of Registration Statement on Form
            SB-2, filed on July 30, 2004).
10.10       Option Agreement with Duncan Huyler issued May 2004 (Incorporated by reference to Exhibit 10.17 of Registration Statement on Form SB-2,
            filed on July 30, 2004).
10.11       First Amendment to Loan and Security Agreement, dated June 11, 2004
            (Incorporated by reference to Exhibit 10.18 of Registration
            Statement on Form SB-2, filed on July 30, 2004).
10.12       Term Note, dated June 11, 2004 (Incorporated by reference to Exhibit
            10.19 of Registration Statement on Form SB-2, filed on July 30,
            2004).
10.13       Common Stock Purchase Agreement, dated June 30, 2004 (Incorporated by reference to Exhibit 10.20 of Registration Statement on Form
            SB-2, filed on July 30, 2004).
10.14       Registration Rights Agreement, dated June 30, 2004 (Incorporated by reference to Exhibit 10.21 of Registration Statement on Form SB-2,
            filed on July 30, 2004).
10.15       Lease Agreement (Incorporated by reference to Exhibit 10 of Current
            Report on Form 8-K filed on October 4, 2004).
10.16       Loan Agreement with PNC Bank (Incorporated by reference to Exhibit
            10 of Current Report on Form 8-K filed on December 20, 2004).
10.17       Sublease Agreement (Incorporated by reference to Exhibit 10 of
            Current Report on Form 8-K filed on January 24, 2005).
23.1*       Consent of J.H. Cohn LLP
23.2*       Consent of Wiss & Company, LLP
23.3*       Consent of Law Offices of Dan Brecher (included in Exhibit 5.1)
---------

*  Filed herewith